Exhibit 99.1
Glass House Brands Reports Second Quarter 2025 Financial Results
-Results surpassed expectations across key metrics including biomass production, revenue, gross profit, and Adjusted EBITDA
-Wholesale biomass production was 230,748 pounds, up 54% year-over-year
-Cost of production was $91 per pound, a substantial improvement compared to $148 per pound in Q2 2024
-Second quarter 2025 revenue was $59.9 million, exceeding guidance and up 11% year-over-year
-Gross margin was 53%, compared to 45% in Q1 2025 and 53% in Q2 2024
-Adjusted EBITDA of $18.1 million, considerably higher than guidance and a notable sequential improvement compared to $4.4 million in Q1 2025
-Cash and restricted cash balance rose to $44.2 million on June 30, 2025, compared to $37.6 million on March 31, 2025
-Conference Call to be held today August 13, 2025 at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, August 13, 2025 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the second quarter ended June 30, 2025.
Second Quarter 2025 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue of $59.9 million, an increase of 11% from $53.9 million in Q2 2024 and up 34% from $44.8 million in Q1 2025.
•Gross Profit was $31.9 million, compared to $28.7 million in Q2 2024 and $20.1 million in Q1 2025.
•Gross Profit Margin was 53%, compared to 53% in Q2 2024 and 45% in Q1 2025.
•Adjusted EBITDA1 was $18.1 million, compared to $12.4 million in Q2 2024 and $4.4 million in Q1 2025.
•Operating Cash Flow was positive $17.7 million, compared to $8.9 million in Q2 2024 and $2.5 million in Q1 2025.
•Equivalent Dry Pound Production2 was 230,748 pounds, up 54% year-over-year.
•Cost per Equivalent Dry Pound of Production3 was $91 per pound, a decrease of 39% compared to the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $44.2 million at quarter-end versus $37.6 million at the end of Q1 2025.
Management Commentary
“Second quarter results surpassed expectations across key metrics including biomass production, revenue, gross profit, and Adjusted EBITDA,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “Consolidated revenue was $59.9 million, up 11% year-over-year and 34% quarter-over-quarter. Growth this quarter was spread across all three revenue segments led by wholesale, where our team continued to outperform production expectations, coupled with strong retail performance.”
“During the quarter, we produced almost 231,000 pounds of biomass which was well ahead of original guidance of between 210,000 and 215,000. Cost of production was $91 per pound, reflecting a substantial improvement compared to $148 per pound last year and below our long-term $100 per pound target. Retail revenues increased 13% in the quarter on a year-over-year basis. This compares to a California retail sales decline of 15% over the same period per Headset data.”
“This retail strength comes from solid same store sales and reflects increasing consumer demand for our branded products, and the continued benefit of the strategic pricing initiative we began implementing last year.”
“Complementing sales growth, our retail team’s continued execution combined with lower than anticipated cultivation costs, tight cost management within retail operations and cost saving initiatives in our CPG supply chain and manufacturing processes continued to drive sequential gross margin improvement despite persistent continued challenging California pricing conditions. All of this contributed to Adjusted EBITDA of $18.1 million, which was considerably higher than our guidance and a notable sequential improvement compared to $4.4 million last quarter.”
Second Quarter 2025 Operational Highlights
•Glass House Brands and LEEF Announce MSA for The Leaf El Paseo Dispensary and Off-Take Agreement
•Glass House Brands and Eaze Partner to Launch PLUS Cannabis Gummies in Florida
•Glass House Brands Announces Hemp Research and Development Agreement with the University of California, Berkeley
Subsequent Events
•Glass House Brands Announces Preferred Equity Refinancing
•Glass House Brands Provides Updates to Recent Events
Q2 2025 Financial Results Discussion
Revenues for Q2 2025 were $59.9 million, representing growth of 11% compared to the year-ago period, and a 34% increase from Q1 2025. This reflects growth in all three business segments even with this being the first like-for-like quarter of comparison representing a full contribution from Greenhouse 5 since it became fully operational.
The wholesale biomass business achieved revenue of $42.1 million, accounting for 70% of total revenue and increasing 8% versus the same period in 2024 and 49% sequentially. Biomass production reached 230,748 pounds during Q2 2025, exceeding guidance of 210,000 to 215,000 and growing by 54% year-over-year.
Q2 2025 retail revenue was $12.3 million compared to $10.9 million the second quarter of last year and $11.8 million in Q1 2025. Retail gross margin was 48% in the second quarter, consistent with the first quarter.
Wholesale CPG revenues were $5.5 million, representing a 16% sequential increase and 38% year-over-year growth.
Second quarter consolidated gross profit was $31.9 million, compared to $28.7 million for the year-ago period and $20.1 million in Q1 2025. Gross margin was 53%, ahead of our guidance of 49% and compared to 53% in the second quarter of 2024 and 45% in the first quarter of 2025.
Average selling price was $206 per pound, coming in ahead of guidance of $200 to $203 per pound and compared to $283 in the second quarter of 2024.
General and administrative expenses were $14.6 million for the second quarter of 2025, down 16% from $17.4 million last year and 3% from $15.1 million in the first quarter.

Sales and marketing expenses were $0.8 million, compared to $0.7 million both during the same period last year and in the prior quarter.
Professional fees were $2.0 million in Q2, compared to $1.7 million in Q1 2025 and $1.9 million in Q2 2024.
Depreciation and amortization in Q2 2025 were $3.9 million, compared to $3.8 million in Q1 2025 and $3.7 million in Q2 2024.
Adjusted EBITDA was $18.1 million in Q2 2025, exceeding our guidance of $11 million to $13 million and compared to $4.4 million in Q1 2025.
Operating cash flow was $17.7 million, compared to $8.9 million in the year-ago period and $2.5 million in Q1 2025.
As of June 30, 2025, the Company had $44.2 million of cash and restricted cash, up from $37.6 million at the start of the second quarter. The Company spent $9.5 million in capex in the second quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $1.9 million in preferred stock dividend payments.
Preferred Equity Recapitalization
In July, the Company announced a recapitalization and non-brokered private placement (collectively, the “Offering”) of approximately $74 million in Series E Convertible Preferred Stock replacing GH Group’s existing Series B and Series C Preferred Stock. Holders of Series B and Series C Preferred Stock were presented the opportunity to exchange into the Series E Preferred Stock and any electing not to exchange were redeemed in full.
Investors in the Series E Preferred Stock will receive an annual 12% dividend rate, which will accrue and be paid quarterly. The Series E Preferred Stock is convertible into a new class of GH Group Class B common stock at a conversion price of $9.00 per share at any time, and ultimately, exchangeable into the Company’s publicly-traded equity shares (the “Equity Shares”) on a one-for-one basis at any time. GH Group also will have a 5-year redemption right with respect to the Series E Preferred Stock upon the occurrence of each of the following: (i) the 60-day volume weighted average price of the Equity Shares is greater than or equal to $12.00, (ii) the average daily trading volume of the Equity Shares exceeds one million shares and (iii) the Equity Shares are trading on a major United States stock exchange. If the Company exercises its redemption right, the redemption price for the Series E Preferred Stock will be equal to the original purchase price per share plus any accrued and unpaid dividends.
By comparison, Series B and C Preferred Stock which were issued in 2022, offered a 22.5% cumulative annual dividend rate inclusive of a 10% annual dividend and 12.5% paid-in-kind (“PIK”) of additional preferred equity at the time of redemption.
Outlook
We are providing the following guidance for the third quarter of 2025 and remainder of the year based on the decision to reduce production due to temporary labor constraints at our farms amidst changes made in response to recent events.
For further insights on recent events and subsequent events, please see the Company’s press release dated August 4, 2025.

We expect third quarter total revenue to be between $35 million and $38 million, roughly $25 million to $30 million below where we were tracking based on production levels prior to July 10, 2025. We will produce between 95,000 and 100,000 pounds of biomass for the quarter, less than 40% of what we would typically expect.
Coinciding with a ramp in staffing, fourth quarter production is expected to be approximately double third quarter levels. With the increased production, we expect fourth quarter revenues to rebound and be slightly below last year’s period at approximately $53 million. Full-year revenue is anticipated to be in the range of $190 million and $195 million, down from prior guidance of $220 million to $230 million.
Third quarter average selling price for wholesale biomass is assumed to be between $178 and $183 per pound, down from $229 last year while cost of production will be approximately $160 per pound due to lower production in the quarter and labor inefficiency of bringing on a new workforce. Fourth quarter cost of production is expected to be approximately $110 per pound as production increases and efficiency improves with the workforce.
We anticipate gross margin in the second half of the year will be in the mid 30% range.
Full year adjusted EBITDA is now expected to be between $23 million and $26 million, which compared to prior guidance in the mid $40 million range with AEBITDA in the second half estimated at flat to $3 million. Wholesale biomass production is forecasted to be approximately 670,000 with a cost of production of approximately $110 and an average selling price between $183 and $188 per pound.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop-down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q2 2024	Q1 2025	Q2 2025
Revenues, Net	$53,938	$44,818	$59,867
Cost of Goods Sold	25,264	24,753	27,936
Gross Profit	28,674	20,065	31,931
% of Net Revenue	53%	45%	53%

Operating Expenses:
General and Administrative	17,366	15,083	14,618
Sales and Marketing	682	687	803
Professional Fees	1,860	1,668	1,965
Depreciation and Amortization	3,723	3,837	3,905
Impairment	—	1,900	—
Total Operating Expenses	23,631	23,175	21,291
Income (Loss) from Operations	5,043	(3,110)	10,640
Interest Expense	2,593	2,276	1,919
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	(95)	95
Other (Income) Expense, Net	118	1,789	(5,087)
Total Other (Income) Expense, Net	(5,199)	3,970	(3,073)
Income Taxes	203	2,928	4,969
Net Income (Loss)	$10,039	$(10,008)	$8,744

Adjusted EBITDA
(in thousands)	Q2 2024	Q1 2025	Q2 2025
Net Income (Loss) (GAAP)	$10,039	$(10,008)	$8,744
Depreciation and Amortization	3,723	3,837	3,905
Interest, Net	2,593	1,988	1,919
Income Tax Expense	203	2,928	4,969
EBITDA (Non-GAAP)	16,558	(1,255)	19,537
Adjustments:
Share-Based Compensation	3,621	2,105	2,944
Stock Appreciation Rights Expense	51	(37)	37
(Gain) Loss on Equity Method Investments	94	(40)	(44)
Change in Fair Value of Derivative Asset and Liability	(32)	1,733	328
Impairment Expense for Intangible Assets	—	1,900	—
Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	(95)	95
Loss on Extinguishment of Debt	—	292	—
Employee Retention Tax Credits	—	(210)	(4,750)
Adjusted EBITDA (Non-GAAP)	$12,382	$4,393	$18,147

Select Cash Flow Information
(in thousands)	Q2 2024	Q1 2025	Q2 2025
Net Income (Loss)	$10,039	$(10,008)	$8,744
Depreciation and Amortization	3,723	3,837	3,905
Share-Based Compensation	3,621	2,105	2,944
Impairment Expense for Intangibles	—	1,900	—
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(7,910)	(95)	95
Other	1,326	2,573	881
Cash From Net Income (Loss)	10,799	312	16,569
Accounts Receivable	(4,864)	(1,424)	(3,248)
Income Taxes Receivable	—	—	996
Prepaid Expenses and Other Current Assets	(911)	1,086	(243)
Inventory	(3,292)	(1,430)	(3,987)
Other Assets	71	2,062	(96)
Accounts Payable and Accrued Liabilities	7,366	(587)	4,290
Income Taxes Payable	(476)	27	1,290
Other	207	2,425	2,166
Working Capital Impact	(1,899)	2,159	1,168
Operating Activities Cash Flow	8,900	2,471	17,737

Purchases of Property and Equipment	(3,912)	(6,695)	(9,458)
Other	—	—	190
Investing Activities Cash Flow	(3,912)	(6,695)	(9,268)

Proceeds from the Issuance of Notes Payable	—	49,140	—
Payments on Notes Payable, Third Parties and Related Parties	(1,890)	(42,068)	(1)
Distributions to Preferred Shareholders	(1,936)	(1,938)	(1,937)
Other	309	(218)	55
Financing Activities Cash Flow	(3,517)	4,916	(1,883)

Net Increase in Cash, Restricted Cash and Cash Equivalents	1,471	692	6,586
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	24,408	36,923	37,615
Cash, Restricted Cash and Cash Equivalents, End of Period	$25,879	$37,615	$44,201

Select Balance Sheet Information
(in thousands)	Q2 2024	Q1 2025	Q2 2025
Cash and Restricted Cash	$25,879	$34,615	$40,701
Accounts Receivable, Net	7,717	6,712	9,842
Income Taxes Receivable	—	1,929	933
Prepaid Expenses and Other Current Assets	4,366	9,608	15,355
Inventory	14,503	15,682	19,669
Total Current Assets	52,465	68,546	86,500
Operating and Finance Lease Right-of-Use Assets, Net	10,713	10,188	6,974
Long Term Investments	2,251	2,381	172
Property, Plant and Equipment, Net	215,179	212,789	222,999
Intangible Assets, Net and Goodwill	20,868	12,120	11,939
Restricted Cash, Net of Current Portion	—	3,000	3,500
Other Assets	4,367	2,566	2,477
TOTAL ASSETS	$305,843	$311,590	$334,561

Accounts Payable and Accrued Liabilities	$33,739	$30,708	$37,532
Income Taxes Payable	7,712	2,435	3,725
Contingent Shares and Earnout Liabilities	33,132	—	—
Shares Payable	5,825	2,485	—
Current Portion of Operating and Finance Lease Liabilities	1,950	2,344	2,111
Current Portion of Notes Payable	7,552	—	—
Total Current Liabilities	89,910	37,972	43,368
Operating and Finance Lease Liabilities, Net of Current Portion	8,926	8,001	4,795
Other Non-Current Liabilities	6,624	25,259	28,237
Notes Payable, Net of Current Portion	53,699	65,797	65,845
TOTAL LIABILITIES	159,159	137,029	142,245
Preferred Equity Series B, C and D	81,808	89,002	91,790
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	64,876	85,559	100,526
TOTAL SHAREHOLDERS' EQUITY	146,684	174,561	192,316
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$305,843	$311,590	$334,561

Notes Payable and Preferred Equity
(in thousands)	Q4 2024	Q1 2025	Q2 2025	Comments
Notes Payable
Secured Credit Facility	$—	$50,000	$50,000	Maturity is 2/28/30
Secured Credit Agreement	41,875	—	—	Maturity of the Secured Credit Agreement was 11/30/2026. On 2/28/2025, the Company entered into a Senior Secured Credit Facility for an aggregate principal amount of $50 million, maturing 2/28/2030. Proceeds from the Senior Secured Credit Facility were used to repay the remaining balance of the Secured Credit Agreement in the amount of $40.6 million on 2/28/2025.

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	315	(209)	(161)	Mostly original issue discount
Notes Payable Total	$58,196	$65,797	$65,845

Preferred Equity
Series B	$65,084	$67,495	$70,042	Currently at 22.5% dividend with 10% cash payment
Series C	6,279	6,507	6,748	Currently at 22.5% dividend with 10% cash payment
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment
Preferred Equity Total	$86,363	$89,002	$91,790

Cash Payments
Debt Amortization	$1,889	$42,022	$1	Q1 2025 Includes $40.6 million paid on 2/28/2025 for the Secured Credit Agreement; principal payments on the Secured Credit Facility start in 2027
Cash Interest	1,474	876	1,203	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25
Debt Service	3,363	42,898	1,204

Series B	1,250	1,250	1,249	10% annual rate until 2/28/27 when it increases to 20%
Series C	125	125	125	10% annual rate until 6/30/27 when it increases to 20%
Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Preferred Equity Dividends	1,938	1,938	1,937

Total Debt Service and Dividends	$5,301	$44,836	$3,141

Dividend Rates for Series B, C, and D
	22.5%	25.0%	20.0%
Series B	8/31/2024	8/31/2025	2/28/2027	Currently at 22.5% dividend with 10% cash payment
Series C	12/30/2024	12/30/2025	6/30/2027	Currently at 22.5% dividend with 10% cash payment
Series D			8/24/2028	Currently at 15% dividend with 15% cash payment
*Dividend in excess of cash dividend is paid out as PIK, outstanding preferred equity balance compounds quarterly.

Equity Table
(in thousands, except share price)	Q2 2025	Q1 2025	Change	Comments
Total Equity and Exchangeable Shares	79,081	77,407	1,673	Shares issued in connection of exercise of RSUs and ISOs, Camarillo acquisition contingent shares, bonuses paid in shares, convertible debenture interest and NHC acquisition deferred shares
Warrants
Series D	2,980	2,980	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,739	9,739	—	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,384	44,384	—

Stock Options	381	489	(108)	Weighted average exercise price of $3.09 with expiration dates from January 2026 to June 2026
RSUs	6,194	6,778	(584)	Up to 3-year vesting through 2028
Total	6,575	7,267	(692)

Share Price at Quarter End	$6.05	$4.97	$1.08

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	2,646	3,221	(575)

Revenue
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	FY 2023	FY 2024
Retail (B2C)	$9,921	$10,885	$11,214	$11,796	$11,788	$12,262	$39,078	$43,816
Wholesale CPG (B2B)	4,253	3,979	4,777	4,987	4,747	5,483	16,062	17,996
Wholesale Biomass (B2B)	15,926	39,074	47,830	36,256	28,283	42,122	105,696	139,086
Total	$30,100	$53,938	$63,821	$53,039	$44,818	$59,867	$160,836	$200,898

Sequential % Change
Retail (B2C)	4%	10%	3%	5%	—%	4%
Wholesale CPG (B2B)	4%	(6)%	20%	4%	(5)%	16%
Wholesale Biomass (B2B)	(40)%	145%	22%	(24)%	(22)%	49%
Total	(26)%	79%	18%	(17)%	(15)%	34%

% Change to Prior Year
Retail (B2C)	6%	8%	11%	23%	19%	13%	46%	12%
Wholesale CPG (B2B)	14%	1%	11%	22%	12%	38%	(4)%	12%
Wholesale Biomass (B2B)	10%	28%	41%	36%	78%	8%	155%	32%
Total	9%	21%	32%	31%	49%	11%	89%	25%

Gross Profit
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	FY 2023	FY 2024
Retail (B2C)	$5,253	$5,162	$4,952	$5,396	$5,653	$5,861	$21,551	$20,763
Wholesale CPG (B2B)	1,065	886	1,398	1,168	1,221	1,949	1,223	4,517
Wholesale Biomass (B2B)	6,208	22,626	27,092	16,187	13,191	24,121	58,195	72,113
Total	$12,526	$28,674	$33,442	$22,751	$20,065	$31,931	$80,969	$97,393

% of Revenue
Retail (B2C)	53%	47%	44%	46%	48%	48%	55%	47%
Wholesale CPG (B2B)	25%	22%	29%	23%	26%	36%	8%	25%
Wholesale Biomass (B2B)	39%	58%	57%	45%	47%	57%	55%	52%
Total	42%	53%	52%	43%	45%	53%	50%	48%

Wholesale Biomass Production and Cost per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	FY 2023	FY 2024
Equivalent Dry Pounds of Production	61,392	149,717	232,295	165,074	152,568	230,748	356,722	608,478
% Change to Prior Year	28%	45%	128%	60%	149%	54%	84%	71%

Cost per Equivalent Dry Pounds of Production	$182	$148	$103	$110	$108	$91	$136	$123
% Change to Prior Year	(7)%	6%	(13)%	(9)%	(41)%	(39)%	(6)%	(10)%

Ending Operational Canopy Licensed (000 sq. ft)	959	1,525	1,525	1,525	1,525	1,525	959	1,525

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	FY 2023	FY 2024
Equivalent Dry Pounds Sold	56,432	137,866	209,175	164,660	146,555	204,015	338,957	568,133
% Change to Prior Year	13%	53%	108%	68%	160%	48%	97%	68%
Equivalent Dry Pounds Sold Average Selling Price	$282	$283	$229	$220	$193	$206	$312	$245
% Change to Prior Year	(3)%	(17)%	(32)%	(19)%	(32)%	(27)%	43%	(21)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, August 13, 2025 at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-800-715-9871
Conference ID:	3651206#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, non-operational start-up costs and employee retention tax credits.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 and three months ended March 31, 2025.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost; statement that California, the most competitive cannabis market in the world, is experiencing pricing at levels which the Company would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues; statement that while the Company expects lower prices to continue in the short-term, longer-term management expects Glass House will benefit, as the Company is built to weather market cycles and emerge even stronger; statement that consolidation has always been the Company’s thesis which the company sees as an opportunity to expand market share; statement that the Company commenced commercial operation of Greenhouse 5 in January 2024; statement the Company completed Phase II expansion at its SoCal Farm and Greenhouse 5 had its first full quarter of production and sales in Q2 2024; statement that production volumes, quality and yields from this facility have all substantially exceeded original expectations; statement that the Company expects to start generating revenue from Greenhouse 2 by the fourth quarter of 2025, with Greenhouse 2 production estimated at 275,000 pounds of cannabis in its first full year of production; statement the Company secured a new $50 million senior secured credit facility that strengthens its balance sheet, significantly improves cash flow and pushes out the maturity of senior secured debt into 2030; statement the Company completed a preferred equity refinancing that has eliminated burdensome Payment-in-Kind terms related to the former Series B and Series C Preferred Stock in turn reducing cumulative interest, statement the Company’s second quarter results surpassed expectations across key metrics including biomass production, revenue, gross profit, Adjusted EBITDA; statement that guidance for Q3 of 2025 and remainder of the year is based on the decision to reduce production due to temporary labor constraints at our farms amidst changes made in response to recent events; guidance that Q3 revenue is expected to be between $35 million and $38 million, roughly $25 million to $30 million below where we were tracking based on production levels prior to July 10th; guidance that the Company anticipates Q3 biomass production of 95,000 and 100,000 pounds, less than 40% of what we would typically expect; guidance that coinciding with a ramp in staffing, Q4 production is expected to be approximately double Q3 levels; guidance that with the increased production, we expect Q4 revenues to rebound and be slightly below last year’s period at approximately $53 million; guidance that full-year revenue is anticipated to be in the range of $190 million and $195 million, down from prior guidance of $220 million to $230 million; guidance that Q3 average selling price for wholesale biomass is assumed to be between $178 and $183 per pound, down from $229 last year; guidance that Q3 cost of production will be approximately $160 per pound due to lower production in the quarter and labor inefficiency of bringing on a new workforce; guidance that Q4 cost of production is expected to be approximately $110 per pound as production increases and efficiency improves with the workforce; guidance that we anticipate gross margin in the second half of the year will be in the mid 30% range; guidance that full year adjusted EBITDA is now expected to be between $23 million and $26 million which compared to prior guidance in the mid $40 million with AEBITDA in the second half estimated at flat to $3 million; and guidance that full year wholesale biomass production is forecasted to be approximately 670,000 with a cost of production of approximately $110 and an average selling price between $183 and $188 per pound.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com